AB 3/7

*KH 3/13

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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11017612

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 16566

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: A.R. Schmeidler & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 Fifth Avenue
(No. and Street)

New York (City) New York (State) 10110 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Peter G. Kandel, Jr. (212) 687-9800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe Horwath LLP
(Name – *if individual, state last, first, middle name*)

488 Madison Avenue, Third Floor (Address) New York (City) New York (State) 10022 (Zip Code)

SEC Mail Processing Section

FEB 28 2011

Washington, DC
110

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/7

OATH OR AFFIRMATION

I, Peter G. Kandel, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of A.R. Schmeidler & Co., Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MUNTASIR HASNAT
Notary Public - State of New York
NO. 01HA6210133
Qualified in Kings County
My Commission Expires 8/10/13

Signature

CFO and FinOp
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A.R. Schmeidler & Co., Inc.
(a wholly-owned subsidiary of Hudson Valley Bank)
(SEC I.D. No. 8-16566)

STATEMENTS OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2010 AND 2009
AND
INDEPENDENT AUDITORS' REPORT

* * * * * * *

This report is filed pursuant to
Rule 17a-5(e)(3) under the Securities Exchange
Act of 1934, as a Public Document

A.R. SCHMEIDLER & CO., INC.
(A wholly owned-subsidiary of Hudson Valley Bank)
New York, New York

FINANCIAL STATEMENTS
December 31, 2010 and 2009

CONTENTS

REPORT OF INDEPENDENT AUDITORS 1

FINANCIAL STATEMENTS

STATEMENTS OF FINANCIAL CONDITION 2

NOTES TO FINANCIAL STATEMENTS 3

Crowe Horwath.

Crowe Horwath LLP
Independent Member Crowe Horwath International

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholder of
A.R. Schmeidler & Co., Inc.
New York, New York

We have audited the accompanying statements of financial condition of A.R. Schmeidler & Co., Inc. as of December 31, 2010 and 2009 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits of the statements of financial condition provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of A.R. Schmeidler & Co., Inc. at December 31, 2010 and 2009, in conformity with accounting principles generally accepted in the United States of America.

Crowe Horwath LLP

Crowe Horwath LLP

New York, New York
February 23, 2011

A.R. SCHMEIDLER & CO., INC.
(A wholly-owned subsidiary of Hudson Valley Bank)
STATEMENTS OF FINANCIAL CONDITION
December 31, 2010 and 2009

	2010	2009
ASSETS		
Cash	$ 12,247,847	$ 9,528,176
Receivable from brokers	117,681	123,479
Deposit with clearing brokers	100,000	200,000
Advisory fees receivable	106,967	44,455
Securities owned at fair value	201,480	434,592
Property and equipment, at cost, net of accumulated depreciation $597,563 and $527,235	221,093	278,070
Leasehold improvements, at cost, net of accumulated amortization $490,244 and $356,452	847,674	981,466
Goodwill	22,473,262	22,473,262
Other intangibles	1,337,786	1,601,500
Other assets	428,880	351,191
Total assets	$ 38,082,670	$ 36,016,191
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$ 672,081	$ $ 559,315
Deferred taxes payable (net of deferred tax assets)	2,164,138	1,447,049
Income taxes payable	73,786	35,752
Total liabilities	2,910,005	2,042,116
Stockholder's equity		
Common stock, $0.01 par value – authorized 100,000 shares; issued and outstanding, 20,000 shares	200	200
Additional paid-in-capital	25,602,101	25,602,101
Retained earnings	9,570,364	8,371,774
Total stockholder's equity	35,172,665	33,974,075
Total liabilities and stockholder's equity	$ 38,082,670	$ 36,016,191

See notes to accompanying financial statements.

NOTE 1 – ORGANIZATION

A. R. Schmeidler & Co., Inc. (the "Company") was incorporated in New York State in 1971 and is a broker-dealer registered with the U.S. Securities and Exchange Commission.

On October 1, 2004, the stock of the Company was acquired by Hudson Valley Bank (the "Parent") for an initial cost of $7,321,340. The purchase price in excess of fair value of tangible net assets acquired was allocated to goodwill and other intangibles. In accordance with the terms of the purchase agreement, the Parent made additional performance-based payments over the five years subsequent to the acquisition. These additional payments were accounted for as additional purchase price, which increased the recorded goodwill (see Note 5).

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies followed by the Company in the preparation of its financial statements:

Use of Estimates: The preparation of the statement of financial condition in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of certain assets and liabilities and disclosure of contingent liabilities at the date of the statement of financial condition. Actual results could differ from those amounts

Securities Transactions: The Company records all of its transactions on an accrual basis for reporting purposes; security purchases and sales are reported as of the trade date and dividend income on the ex-dividend date.

Security Valuation: Marketable securities primarily consist of investments in mutual funds and are valued at fair value based upon the quoted market price for each security with changes in fair value included in earnings.

Property, Equipment, and Leasehold Improvements: Depreciation is provided by the straight-line method over the estimated useful lives of three to seven (3-7) years. Leasehold improvements are amortized over the life of the lease, or the useful life of the improvement, whichever is less.

Goodwill and Other Intangible Assets: Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but tested for impairment at least annually. The Company has selected December 31 as the date to perform the annual impairment test. Intangible assets with definite useful lives are amortized over their estimated useful lives to their estimated residual values. Goodwill is the only intangible asset with an indefinite life on the statement of financial condition.

Income Taxes: The Company is included in the consolidated federal return of its Parent. For financial reporting purposes, the Company determines its federal income tax provision on a separate company basis in accordance with an informal tax sharing agreement with the Parent. The Company files separate New York State and City tax returns.

(Continued)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to difference between the financial statement carrying amount of assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than no" test, no tax benefit is recorded.

NOTE 3 – FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

Level 1: Quoted prices (unadjusted) or identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, and other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant, unobservable inputs that reflect a company's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The following is a description of the Company's valuation methodologies used to measure and disclose the fair values of its financial assets and liabilities on a recurring or nonrecurring basis:

<u>Securities Owned at Fair Value</u>

Securities owned consist of investments in mutual funds and the fair values are determined by quoted market prices on national exchanges (Level 1).

(Continued)

NOTE 3 – FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

Assets and Liabilities Measured on a Recurring Basis

Assets and liabilities measured at fair value on a recurring basis are summarized below:

	Fair Value Measurements At December 31, Using		
	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
2010			
Assets:			
Securities owned – Mutual funds	$ 201,480	$ -	$ -
2009			
Assets:			
Securities owned – Mutual funds	$ 434,592	$ -	$ -

NOTE 4 – FIXED ASSETS

The major classes of fixed assets are as follows:

	Cost	Accumulated Depreciation & Amortization	Net of Accumulated Depreciation & Amortization
2010			
Leasehold improvements	$ 1,337,918	$ 490,244	$ 847,674
Furniture and equipment	601,061	379,968	221,093
Computer software	217,595	217,595	-
Total fixed assets	$ 2,156,574	$ 1,087,807	$ 1,068,767
2009			
Leasehold improvements	$ 1,337,918	$ 356,452	$ 981,466
Furniture and equipment	587,710	309,640	278,070
Computer software	217,595	217,595	-
Total fixed assets	$ 2,143,223	$ 883,687	$ 1,259,536

(Continued)

NOTE 5 – GOODWILL AND OTHER INTANGIBLES

In connection with the acquisition of the Company by its Parent in 2004, the Company recorded goodwill, which increased as the result of additional performance based payments over the five-year period subsequent to the acquisition. The Company also recorded customer relationship and non-compete agreement intangible assets, which have amortization periods of 13 and 7 years, respectively.

The change in goodwill during the year is as follows:

	2010	2009
Beginning of the year	$ 22,473,262	$ 19,563,640
Performance-based payment	-	2,909,622
End of year	$ 22,473,262	$ 22,473,262

Parent made an additional performance based payment in accordance with the terms of the acquisition agreement of $2,909,622 during the year ended December 31, 2009. This payment was recorded as a non-cash contribution to additional paid-in-capital and an increase to goodwill.

The components of intangible assets are as follows as of December 31:

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
2010			
Customer list	$ 2,470,000	$ 1,187,500	$ 1,282,500
Non-compete agreement	516,000	460,714	55,286
	$ 2,986,000	$ 1,648,214	$ 1,337,786
2009			
Customer list	$ 2,470,000	$ 997,500	$ 1,472,500
Non-compete agreement	516,000	387,000	129,000
	$ 2,986,000	$ 1,384,500	$ 1,601,500

(Continued)

NOTE 6 – INCOME TAXES

Year-end deferred tax assets and liabilities are due to the following:

	2010	2009
Deferred tax assets	$ 286,840	$ 264,561
Deferred tax liabilities	(2,450,978)	(1,711,610)
Net deferred tax asset (liability)	$ (2,164,138)	$ (1,447,049)

Deferred tax assets and liabilities relate primarily to tax-deductible goodwill, the amortization of identified intangibles and lease payments.

No amounts were accrued for interest or penalties at December 31, 2010 or 2009.

The Company is subject to U.S. federal income tax as well as income tax of the state and city of New York. The Company is no longer subject to examination by taxing authorities for years before 2007.

NOTE 7 – COMMITMENTS

The Company leases its main office under an operating lease.

Future minimum rental commitments on a cash basis are payable for the years ended December 31, as follows:

2011	$ 565,847
2012	592,232
2013	607,038
2014	622,214
2015	637,769
Thereafter	931,170

The minimum lease payments are subject to escalation payments. The tenant's minimum lease payments may be increased for the tenant's proportional share of tax increases against the land or building. The Company has a security deposit in the amount of $125,000 for its leased office space.

NOTE 8 – CUSTOMER MANAGEMENT

The Company does not retain customer's cash and securities. All customer transactions are cleared through another broker-dealer on a fully disclosed basis. However, if customers' checks or securities are received, the Company's personnel immediately deliver these checks and securities to the clearing broker. In the normal course of business, and under standard contract terms included in the correspondent agreement with the clearing broker-dealer, the Company has agreed to indemnify the clearing broker-dealer from damages or losses resulting from customer transactions. Based on historical experience, the Company believes that it is unlikely it will have to make payments under this indemnity. Accordingly, the Company has not recorded any liability in the financial statements for this indemnity.

(Continued)

NOTE 9 – PROFIT SHARING PLAN

The Company has a profit sharing plan covering substantially all full-time employees.

NOTE 10 – CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various investment securities transactions with counterparties which are primarily broker-dealers and banks. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

As of December 31, 2010 and 2009, the Company had concentrations of credit risk with depository institutions in the form of bank accounts and clearing deposits. Amounts due from depository institutions at year end were as follows:

	2010	2009
Due From Depository Institutions:		
Hudson Valley Bank (Parent)	$ 8,700,000	$ 7,000,000
JP Morgan Chase Bank, N.A.	3,547,597	2,377,996
Pershing LLC	100,000	100,000
Bank of America	-	249,931

NOTE 11 – RELATED PARTY TRANSACTIONS

As of December 31, 2010 and 2009, the Company had outstanding payables for referral fees of $82,136 and $1,839, overhead payable of $22,000 and $22,000, and taxes payable of $73,786 and $35,752 to the Parent.

NOTE 12 – NET CAPITAL REQUIREMENT

Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum "net capital" amount, as defined under such rule.

As of December 31, 2010 and 2009, the Company's net capital was computed to be $1,552,723 and $1,735,188, exceeding its minimum requirements of $100,000 by $1,452,723 and $1,635,188. The ratio of aggregate indebtedness to the net capital was 0.48 to 1 and 0.34 to 1 at December 31, 2010 and 2009.

The Company is exempt from the provisions of Securities Exchange Act Rule 15c3-3 relating to the maintenance of customer reserve accounts and possession or control of customer securities pursuant to paragraph (k)(2)(i), since the Company does not hold funds or securities of customers.

Crowe Horwath.

Crowe Horwath LLP
Independent Member Crowe Horwath International

Report of Independent Accountants on Applying Agreed-Upon Procedures

Board of Directors of
A.R. Schmeidler & Co., Inc.
New York, New York

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by A.R. Schmeidler & Co., Inc. ("the Company") and the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared with the total revenue amounts reported in the audited financial statements included on Form X-17A-5 to the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, including excel spreadsheets derived from the Company's general ledger and subsidiary ledgers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting there was no overpayment applied to the current assessment.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Crowe Horwath LLP

Crowe Horwath LLP

New York, New York
February 23, 2011